May 21, 2018

Bryan Stevenson
Vice President, Associate General Counsel and Secretary
Trinity Industries, Inc.
2525 N. Stemmons Freeway
Dallas, TX 75207-2401

       Re:     Arcosa, Inc.
               Registration Statement on Form 10
               Filed May 15, 2018
               File No. 001-38494

Dear Mr. Stevenson:

         Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. The financial statements included in the filing do not meet the requirements of Rule 3-12 of Regulation S-X since they have not been updated to include the latest required interim period. We will not perform a detailed examination of the registration statement and we will not issue comments.

       You may contact Tim Buchmiller at (202) 551-3635 with any questions.


                                                             Sincerely,

                                                             /s/ Amanda Ravitz

                                                             Amanda Ravitz
                                                             Assistant Director
                                                             Office of
Electronics and Machinery


cc:    Neil P. Stronski, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP